

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



DC
02020252

February 17, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Boeing by Mark Blondin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mark A. Blondin
IAMAW District Lodge 751
9125 15th Place South
Seattle, WA 98108-5191

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500



J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Mark Blondin for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 13, 2001 Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Mark Blondin (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal, or portions of the Proposal, from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal, or portions of the Proposal, from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its

[03000-0200/SB013460.022]

supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to disclosure of the Company's pension liability for executive pension plans and provides, in relevant part:

> *RESOLVED, that the shareholders of the Boeing Company (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415.*

Summary of Bases for Exclusion

We have advised Boeing that it may properly exclude the Proposal or portions thereof from its 2002 Proxy Statement and form of proxy for the following reasons:

1. The Proponent has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date he received the Company's notification of such defect, as required under Rule 14a-8(f)(1);

2. The Proposal deals with matters relating to the Company's ordinary business operations, namely employee retirement benefits, and is therefore properly excludable under Rule 14a-8(i)(7);

3. The Proposal relates to the disclosure of information governed by extensive SEC rules with which the Company already fully complies, and is therefore properly excludable under Rule 14a-8(i)(10); and

4. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because they contain statements that are false or misleading.

The reasons for our conclusions in this regard are more properly described below.

Explanation of Bases for Exclusion

1. The Proponent has failed to satisfy the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and has failed to remedy this procedural defect within 14 days from the date he received the Company's notification of such defect, as required under Rule 14a-8(f)(1).

In order for a shareholder to be eligible to submit a proposal, the shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proponent submits the proposal. Rule 14a-8(b)(1). A proponent must also continue to hold those securities through the date of the meeting. *Id.* The Proxy Rules contain two methods for proving such ownership, depending upon whether the shareholder is a "registered holder" of the shares or a "beneficial owner." In the case of the former, the company is expected to verify the proponent's eligibility on its own. Rule 14a-8(b)(2). In the case of the latter, shareholders must prove their eligibility by either (a) submitting to the company a written statement from the "record holder" (usually a bank or broker) verifying that, at the time the proposal was submitted the shareholder continuously held the company's securities for at least one year; or (b) by providing a copy of any of the filings indicated in the rules. Rule 14a-8(b)(2)(i)-(ii).

On November 27, 2001 the Company notified the Proponent that it was unable to verify his status as a registered holder of the Company's shares and requested that he provide proof of beneficial ownership in the manner prescribed by the Rules. A copy of that notification is attached as **Exhibit B.** As of the date of this filing, the Proponent has failed to provide proof of beneficial ownership of the requisite number of the Company's shares that would entitle him to submit a proposal. Under similar circumstances, the Staff has consistently concurred that exclusion of a proposal is proper. *See Avaya, Inc.* (Dec. 4, 2001); *Motorola, Inc.* (Sept. 28, 2001); *Minnesota Mining and Manufacturing Co.* (Feb. 26, 2001). Accordingly, we have advised the Company that it may properly exclude the Proposal from its 2002 Proxy Statement.

2. The Proposal deals with matters relating to the Company's ordinary business operations, namely employee retirement benefits, and is therefore properly excludable under Rule 14a-8(i)(7).

Proxy Rule 14a-8(i)(7) provides that a registrant may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff has granted no-action relief under this rule to companies seeking to exclude proposals regarding employee retirement benefits because they involve ordinary business matters. For example, in recent years, the Staff has concurred in the exclusion of proposals seeking evaluation of the impact of proposed legislation on the company's pension plan (*Niagara Mohawk Holdings, Inc.* (Mar. 5, 2001)); exclusion of pension plan profit when determining executive compensation (*IBM Corp.* (Jan. 9, 2001)); additional disclosures about the company's pension fund in the company's earnings statement (*The Boeing Co.*, (Mar. 6, 2000)); limits on transfers of assets in the company's pension and retirement plan (*E.I. du Pont de Nemours & Co.* (Feb. 9, 1998)); review of the company's pension plan (*General Electric Co.* (Feb. 2, 1998)); revisions of the company's retirement plan regarding credited service (*Lockheed Martin Corp.* (Feb. 2, 1998)); and establishing appeals records in the pension benefit determination process (*General Electric Co.* (Jan. 28, 1998)). The Staff found that in all these different respects, pension plans and disclosures concerning them were a matter of ordinary business.

The Proposal, if implemented, would require the Company to provide supplemental disclosures which are not required by any applicable laws or regulations. The instant situation is similar to other Staff letters where proposals were excluded as ordinary business when various proponents sought information beyond traditional statutory or regulatory requirements. For example, in recent years, the Staff concurred in the exclusion of proposals seeking supplemental disclosure about the company's auditors (*LTV Corp.* (Nov. 25, 1998)); taxes (*General Motors Corp.* (Feb. 28, 1997)); quality programs (*WPS Resources Corp.* (Jan. 23, 1997)); and "reserve accounts" (*BankAmerica Corp.* (Feb. 8, 1996)). Information beyond that which is presently required to meet the Company's proxy reporting and other disclosure requirements is properly left to the Board and the Company as relating to the conduct of the Company's ordinary business operations.

Additionally, the Proposal makes no distinction between senior executives and regular executives. The Staff has held that only proposals relating to senior executive compensation are not excludable under Rule 14a-8(i)(7). *See, for example, Xerox Corp.* (Mar. 25, 1993) ("examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits [and] general compensation issues not focused on senior executives."). This distinction is important given the Staff's view that "general compensation matters" do not transcend a target company's day-to-day business operations and are decisions best reserved to the company's officers and managing personnel. The Proponent's use of "executives," as used in the Proposal is overly inclusive and is not limited to directors, the CEO or senior executives. *Id.* Thus, if submitted to shareholders for consideration, the Revised Proposal would contradict the Staff's well settled policy that proposals which "probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment are generally excludable." *Release No. 34-40018* (May 21, 1998). Accordingly, we have advised the Company that it may properly exclude the Revised Proposal from its 2002 Proxy Statement under Rule 14a-8(i)(7).

3. The Proposal relates to the disclosure of information governed by extensive SEC rules with which the Company already fully complies, and is therefore properly excludable under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The proposal need not be "fully effected" by the company to be excludable, so long as it has been substantially implemented. *See SEC Release No. 34-30091* (Aug. 16, 1983); *Masco Corp.* (Mar. 29, 1999); *BankAmerica Corp.* (Feb. 10, 1997). Moreover, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Thus, where a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See The Gap, Inc.* (Mar. 8, 1996).

The Proposal requests disclosure of material that is governed by certain federal securities laws. Item 402 of Regulation S-K requires "clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to" the executive officers and directors. For pension plans that allocate benefits based on final compensation and years of service, Item 402(f) requires the inclusion of a pension plan table that shows the estimated annual benefits payable upon retirement. The table must include amounts attributable to "supplementary or excess pension award plans." For pension plans that allocate benefits on some other basis, the company is required to describe the formula by which benefits are determined and the estimated annual benefits payable upon retirement for each of the named executives.

The Proposal asks for "a report disclosing ... the pension liability ... that relate to the top executive retirement plan ... and the pension liability for qualified pension plan(s)." The Company already discloses this information in its annual Proxy Statement. Specifically, the section entitled "Pension Plans" contained in the Company's 2001 Proxy Statement included a table showing the estimated annual pension benefits payable to an executive officer. This section also included an explanation of how benefits are calculated under the Company's SERP. Together, this material meets the securities laws' disclosure requirements outlined above.

In sum, the Proposal is properly excludable under Rule 14a-8(i)(10) because the Company's current disclosure in its annual Proxy Statement regarding pension funds sufficiently encompasses the disclosure contemplated by the Proposal.

4. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because they contain statements that are false or misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). The Proposal contains several such statements.

First, the following statements within the Proposal are properly excludable because they inappropriately and misleadingly cast the Proponent's opinions as statements of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Aug. 10, 2001); *DT Indust., Inc.* (Aug. 10, 2001).

- [paragraph 5] *"However, executive pay schemes involving SERPs have not been transparent."*
- [paragraph 5] *"SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors, due to poor disclosure requirements."*

Second, the following statements within the Proposal are properly excludable because they assert facts in reliance upon purported authorities, without identifying those authorities or providing any documentation for verification. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

- [paragraph 4] *"In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEO's millions of dollars for up-ticks in share value that are often short-term in nature."*
- [paragraph 4] *"Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices."*

* * *

For the foregoing reasons, we believe that the Proposal, or portions thereof, may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal, or portions thereof, are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:rh
Enclosure

cc: Mark A. Blondin
James C. Johnson, The Boeing Company

EXHIBIT A

SHAREHOLDER PROPOSAL
SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

"RESOLVED, that the shareholders of the Boeing Company (the "Company") request that the Board of Directors provide to shareholders at the most recent practicable date a report disclosing, in plain English, the pension liability, in dollar terms and as a percent of total pension liability, that relate to the top executive retirement plan, usually called "Supplemental Executive Retirement Plan" (SERP) and the pension liability for qualified pension plan(s). Said report shall also include the total number of participants, plan assets, service cost, total projected benefit obligation, and total benefits paid separately for the SERP and for all other qualified plans combined covering the Company's employees. For the purposes of this resolution, "SERP" refers to any plan that supplements executives' retirement benefits with nonqualified benefits above limits set by Internal Revenue Code Sec. 415."

Supporting Statement

A 2001 Charles D. Spencer & Associates survey on executive compensation found that 78% of companies surveyed reported that their top executives were covered by a nonqualified supplemental executive retirement plan (SERP). Typically, SERPs were created to increase the retirement benefits that executives are paid over limitations set by IRC Sec. 415 on benefits paid. SERPs are also exempt from the Employee Retirement and Income Security Act (ERISA) rules regarding funding, participation, vesting, and fiduciary duties. In 2000, the maximum amount of retirement benefits payable under IRC and ERISA was $135,000.

Maintained by employers, SERPs provide deferred compensation for a select group of management or highly compensated employees. At present, retirement plans for executives of the Boeing Company include benefits derived from ERISA qualified pension plans for and then supplemented by nonqualified benefits from a SERP.

In recent years, excessive executive pay packages have alarmed the public as more reports surface of companies rewarding their CEOs millions of dollars for up ticks in share value that are often short-term in nature. Many institutional shareholders have since sounded the alarm by seeking more transparent and accountable executive compensation practices.

However, executive pay schemes involving SERPs have not been transparent. SERPs, while perfectly legal, have existed below the radar screen to regulators, policy makers, and investors due to poor disclosure requirements. A *Wall Street Journal* article in June 2001, emphasized that companies can easily hide their liability within the liability associated with their regular pensions. In disclosure documents, the liabilities for SERPs and regular, qualified pension plans are simply lumped together, leaving shareholders unaware of the magnitude of liabilities associated with SERPs.

The proposed report will separate the SERP figures from other pension plan(s) figures allowing shareholders to evaluate this executive compensation policy.

For the reasons above, we believe that requiring disclosure of the Company's SERP will help ensure that executive compensation decisions are rendered in the interests of shareholders.

EXHIBIT B

James C. Johnson
Vice President
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596



November 27, 2001

BY FACSIMILE

Mr. Mark A. Blondin
IAMAW District Lodge 751
9125 15th Place South
Seattle, WA 98108-5191

Re: Shareholder Proposal

Dear Mr. Blondin:

I am writing in response to your letter of November 13, 2001, submitting the "Supplemental Executive Retirement Plans" shareholder proposal (the "Proposal"). I wish to bring to your attention a procedural defect in the Proposal. Your letter indicates, and our search of the registered shareholders database confirms, that you are a beneficial owner of the Company's shares. Proxy Rule 14a-8(b)(2) requires that non-registered shareholders, or beneficial owners, demonstrate their eligibility to submit a shareholder proposal by either submitting to the Company a written statement from the "record holder" (usually a banker or broker) verifying that at the time the proposal was submitted the requisite number of securities were held for at least one year or by providing a copy of any of the filings indicated in the rules. I ask that you please provide the appropriate documentation within 14 days of receipt of this letter.

I also want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i).

I would be happy to discuss with you any issues in connection with the Proposal. Please feel free to contact me directly at your earliest convenience. I look forward to hearing from you.

Very truly yours,



James C. Johnson
Vice President,
Corporate Secretary and
Assistant General Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 18, 2001

The proposal requests that the board prepare a report on the pension liability of Boeing's Supplemental Executive Retirement Plan and all other qualified pension plans.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e. general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Boeing relies.

Sincerely,



Jennifer Gurzenski
Attorney-Advisor